Exhibit 2.01

Not for release, publication or distribution in whole or in part in, into or from any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

RECOMMENDED CASH OFFER

by

GLU MOBILE INC.

for

SUPERSCAPE GROUP PLC

LEVEL OF ACCEPTANCES AND EXTENSION OF THE OFFER

On 25 January 2008, Glu Mobile Inc. (Glu), made a recommended cash offer for the entire issued share capital of Superscape Group plc (Superscape). On 18 February 2008, being the first business day following the first closing date of the Offer, the directors of Glu announced that the Offer had been extended for a period of 7 days and therefore remained open for acceptance until 3.00 p.m. (London time) on 22 February 2008.

The directors of Glu are pleased to announce that, as at 3.00 p.m. (London time) on 22 February 2008, valid acceptances of the Offer had been received in respect of a total of 120,027,767 Superscape Shares, representing approximately 65.55 per cent. of the existing issued share capital of Superscape.

In addition, valid acceptances are pending from ARM Holdings plc in relation to its irrevocable undertaking in respect of 14,781,850 Superscape Shares, representing 8.07 per cent. of the existing issued share capital of Superscape. Acceptances have also been received from other shareholders which are not yet valid in all respects in respect of 735,775 Superscape Shares, representing 0.40 per cent. of the existing issued share capital of Superscape. On receipt of valid acceptances in respect of these pending acceptances, total valid acceptances will then total 135,545,392 Superscape Shares, representing approximately 74.0 per cent. of the existing issued share capital of Superscape.

On 23 January 2008, the directors of Glu announced that they had received irrevocable undertakings and a letter of intent to accept the Offer in respect of 62,186,230 Superscape Shares, representing approximately 33.96 per cent. of the existing issued share capital of Superscape. Valid acceptances have been received in respect of 47,404,380 of these Superscape Shares, representing 25.89 per cent. of the existing issued share capital of Superscape, and such acceptances are included in the totals referred to above.

The directors of Glu announce that the Offer, which remains subject to the terms and conditions set out in the Offer Document, has been extended for a further period of 7 days and will therefore remain open for acceptance until 3.00 p.m. (London time) on 29 February 2008.

If the Offer becomes or is declared unconditional in all respects and sufficient acceptances have been received, Glu intends to apply the provisions of sections 979 to 991 (inclusive) of the Companies Act 2006 to acquire compulsorily all remaining Superscape Shares on the same terms as the Offer.

It is Glu’s intention that, following the Offer becoming or being declared unconditional in all respects, Glu will procure that Superscape applies to the UK Listing Authority for the cancellation of listing of Superscape Shares on the Official List and to the London Stock Exchange for cancellation of admission to trading of Superscape Shares on its market for listed securities. The cancellation of listing and admission to trading of Superscape Shares would significantly reduce the liquidity and marketability of Superscape Shares in respect of which acceptances of the Offer are not submitted.

It is also proposed that, following the Offer becoming or being declared unconditional in all respects, Glu will seek to procure the re-registration of Superscape as a private limited company under the relevant provisions of the Companies Act 2006.

Superscape Shareholders who have not yet accepted the Offer and who hold Superscape Shares in certificated form are urged to complete, sign and return the Form(s) of Acceptance by hand (during normal business hours) or by post as soon as possible but in any event so as to be received no later than 3.00 p.m. (London time) on 29 February 2008 by Capita Registrars at Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. Additional Forms of Acceptance are available from Capita Registrars, by telephoning 0871 664 0321 from within the UK or +44 20 9639 3399 if calling from outside the UK. Calls to the 0871 664 0321 number cost 10 pence per minute (including VAT) plus your service provider’s network extras. Calls to the helpline from outside the UK will be charged at applicable international rates. Different charges may apply to calls from mobile telephones and calls may be recorded and randomly monitored for security and training purposes. The helpline cannot provide advice on the merits of the Offer nor give any financial, legal or tax advice. If you hold your Superscape Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE Instruction as soon as possible and, in any event, so as to be settled not later than 3.00 p.m. (London time) on 29 February 2008.

Terms used in this announcement shall have the meaning given to them in the Offer Document dated 25 January 2008, unless the context requires otherwise.

ENQUIRIES

Glu Mobile Inc.
Nicole Kennedy	+1 650 571 1550
Lazard (financial adviser to Glu Mobile Inc.)
Cyrus Kapadia Jeffrey Sechrest Terence Fung	+44 (0) 20 7187 2000 +1 212 632 6000 +1 415 623 5000
The Blueshirt Group (PR adviser to Glu Mobile Inc.)	+1 415 623 5000
Todd Friedman	+1 415 217 5869
Superscape Group plc	+1 949 940 2840
Kevin Roberts Dave Goodman
Close Brothers (financial adviser to Superscape Group plc)	+44 (0) 20 7655 3100
Simon Willis James Craven
Hudson Sandler (PR adviser to Superscape Group plc)	+44 (0) 20 7796 4133
Jessica Rouleau

FURTHER INFORMATION

For further information on Glu and Superscape, please see www.glu.com and www.superscape.com, respectively.

This announcement does not constitute, or form part of, an offer or solicitation of any offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Any acceptance or other response to the Offer should be made on the basis of the information in the Offer Document and the Form of Acceptance.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements.

The release, publication or distribution of this announcement in jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee or trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction other than the UK and the USA and persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from any jurisdiction other than the UK and the USA.

Further details in relation to overseas shareholders are contained in the Offer Document.

Lazard is acting exclusively as financial adviser to Glu and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Glu for providing the protections afforded to clients of Lazard, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.

Close Brothers is acting exclusively as financial adviser to Superscape and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than Superscape for providing the protections afforded to clients of Close Brothers, nor for providing advice in connection with the Offer or this announcement or any matter referred to in this announcement.